Filed by Bleichroeder Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bleichroeder Acquisition Corp. III

Defense, space firms turn to SPACs as investor appetite soars

Reuters | Link

By Reuters Staff

September 14, 2026

Early-stage defense and space companies are increasingly seeking to go public through backdoor listings this year, drawn by the appeal of ﬂexible capital and a faster route to market at a time of surging investor interest in the industry.

Unlike traditional initial public offerings, these listings involve mergers with special purpose acquisition companies, or SPACs — shell ﬁrms that raise money through an IPO and then merge with a private company to take it public.

SPAC mergers allow companies to negotiate valuations privately and secure ﬁnancing before going public, giving them more certainty over fundraising and reducing their reliance on favorable market conditions.

Many smaller defense and space companies, which typically rely on government contracts with unpredictable development cycles, ﬁnd SPACs to be an easier route to public markets, experts say.

“A SPAC merger can offer a more ﬂexible route for companies with government contracts, strategic backing, or a clear growth pipeline, but not yet the revenue scale, margin, or predictability,” said IPOX Vice President Kat Liu.

A wave of blockbuster IPOs is also creating an opportunity for SPACs as smaller companies seek to go public without competing for investor attention with mega-deals.

U.S. defense ﬁrm Ursa Major, which develops propulsion systems for missiles and rockets, agreed to a$2.3-billion SPAC deal last month.

Ursa Major CEO Chris Spagnoletti told Reuters that customer demand was outpacing industry supply and the SPAC transaction would provide capital to close that gap.

“A traditional IPO would have meant taking our timing from the market rather than from our customers, and we didn’t want the schedule set by whatever next year’s window looks like for defense,” Spagnoletti said.

“Public market capital lets us expand domestic production at the moment customers are asking for more capacity, more speed and better pricing.”

Six defense and space or satellite-related companies have announced SPAC mergers so far this year, accounting for about 10% of all deals, up from three in all of 2025, according to SPACInsider data.

DEFENSE, SPACE AND TRUMP

Besides the SPAC mergers, at least seven other defense and space companies have gone public through IPOs so far in 2026, according to LSEG data, an indication that issuers are looking to capture the booming window as well.

Space has emerged as a leading pick, driven by rising government and commercial spending on satellite networks and communications, with the listing of Elon Musk’s SpaceX (SPCX.O) adding to investor interest in the sector.

Earlier this month, Reuters reported that hypersonic ﬂight company Stratolaunch was preparing for an IPO.

Strong investor demand in the sector is also evident in the private market. Sierra Space’s valuation has surged more than 50% in three years to $8 billion in its March funding round.

National security has also taken center stage as the Trump administration seeks to strengthen U.S. defenses and replenish stockpiles depleted by arms shipments to allies and munitions used in the Iran conﬂict.

President Donald Trump has proposed a sharp increase in 2027 U.S. defense spending, with the national defense budget totaling about $1.5 trillion, up from the enacted budget of $901 billion in 2026.

The changing nature of warfare is creating opportunities for newer companies as drones play a growing role in conﬂicts in Ukraine and the Middle East. Startups are increasingly leaning on low-cost systems and newer technologies in an attempt to take market share from traditional contractors that have long held a dominant position in government awards.

The sector has drawn prominent political connections. Eric Trump, son of U.S. President Trump, is an investor in counter-drone company Space-Eyes, which has agreed to go public through a SPAC deal, and has backed drone maker XTEND.

Trump’s older son, Donald Trump Jr., has also been involved in several defense and space investments, underscoring the Trump family’s growing ties to the industry.

Early-stage defense and space companies are, however, vulnerable to disruption from fragile supply chains and delays in orders, while reliance on a relatively small pool of government customers can make revenue unpredictable.

SPACS OFFER FLEXIBLE ROUTE

Nine SPACs are currently seeking defense or space targets, with about $2.35 billion held in trust, suggesting more deals could emerge, SPACInsider CEO Kristi Marvin said.

Meanwhile, Quantum Space and Elroy Air announced SPAC deals in June.

Quantum Space develops spacecraft for orbital mobility, satellite servicing and refueling, and is backed by more than $88 million in secured government contracts, while Elroy won a $46-million, multi-year U.S. Army contract to develop an autonomous hybrid-electric aircraft system. While SPAC mergers offer ﬂexibility and faster access to capital, they can also lead to dilution for existing shareholders, particularly when private investment in public equity, or PIPE, is involved.

The route has also faced concerns over investor protections and the level of scrutiny compared with traditional IPOs, but some analysts see those risks as manageable.

“SPAC investors don’t necessarily need to see revenue, let alone proﬁt, to buy into a promising startup,” said Matt Kennedy, senior strategist at Renaissance Capital, a provider of IPO-focused research and ETFs.

“Despite the fact that some big-name SPAC mergers have fallen from their recent highs - for example Rocket Lab, Intuitive Machines, and AST SpaceMobile - the 2-year chart looks a lot better.”

Additional Information

In connection with the proposed business combination among Bleichroeder Acquisition Corp. III (which will be renamed “Inflection Point Mach X Bleichroeder Corp.” and which shall transfer by way of continuation out of the Cayman Islands and domesticate as a Delaware corporation prior to the closing of the Business Combination (as defined below)), a Cayman Islands exempted company (“Mach X”), Inflection Point Mach X Bleichroeder Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Mach X, and Ursa Major Technologies, Inc., a Delaware corporation (“Ursa Major”) (the “Business Combination”), Mach X intends to file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Mach X in connection with its solicitation of proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Mach X and equityholders of Ursa Major in connection with the completion of the Business Combination. The Business Combination will be submitted to shareholders of Mach X for their consideration. After the Registration Statement is declared effective, Mach X will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Mach X will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Mach X as of a record date to be established for voting on the Business Combination. Shareholders of Mach X will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Bleichroeder Acquisition Corp. III, 1345 Avenue of the Americas, Floor 47, New York, NY 10105.

Participants in the Solicitation

Mach X and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Mach X’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Mach X is contained in the final prospectus for Mach X’s initial public offering, filed with the SEC on July 7, 2026, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Ursa Major, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Mach X’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward-Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of Mach X following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination and the timing thereof, future opportunities for Mach X and Ursa Major, projected financial and operating results, the size of the missiles and munitions market; projected missile production; the competitive and regulatory landscape for Ursa Major’s products and services, and other statements that are not historical facts.

These statements are based on the current expectations of the management of Mach X and/or Ursa Major and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Mach X and Ursa Major. These statements are subject to a number of risks and uncertainties regarding Ursa Major’s business and the Business Combination, and actual results may differ materially.

These risks and uncertainties include, but are not limited to: general economic, political and business conditions; changes in applicable laws or regulations; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination may not be completed by Mach X’s initial business combination deadline; the number of redemption requests made by shareholders of Mach X in connection with the Business Combination, which may reduce the public float of, reduce the liquidity of the trading market of, and/or affect the ability to maintain the quotation, listing or trading of the securities of Mach X to be listed in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against Mach X, Ursa Major, the combined company or others following the announcement of the Business Combination; the risk that the approval of the shareholders of Mach X for the Business Combination is not obtained; the inability to complete the Business Combination due to the failure to obtain financing to complete the Business Combination or to satisfy the minimum cash or other conditions to closing; the failure to obtain the approval of Mach X’s shareholders of the issuance of the shares of common stock of Mach X, the Series A Preferred Stock and the Series A Investor Warrants issuable in connection with the Business Combination, as required by Nasdaq Listing Rule 5635; the failure to obtain the requisite approval of the stockholders of Ursa Major, whether by written consent or at a meeting of stockholders; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the possibility that Ursa Major or the combined company may be adversely affected by other economic, business and/or competitive factors; unsatisfactory performance of Ursa Major’s hypersonic systems, solid rocket motors and in-space mobility solutions, or security incidents at Ursa Major’s facilities; failure of the market for missiles and munitions to achieve the growth potential Ursa Major expects; any delayed flight tests, test failures, and significant increases in the costs related to manufacturing and testing of hypersonic systems and solid rocket motors; the handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals in Ursa Major’s operations; failure of Ursa Major’s products to operate in the expected manner or defects in its products or solutions; counterparty risks on contracts entered into with Ursa Major’s customers and failure of Ursa Major’s prime contractors to maintain their relationships with their counterparties and fulfill their contractual obligations; failure to successfully defend against protests from other bidders for government contracts; changes in the funding levels of various governmental entities with which Ursa Major does business; the risk that the Business Combination disrupts current plans and operations of Ursa Major as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of the business of Ursa Major and the timing of expected business milestones; the effects of competition on Ursa Major’s business; the ability of Mach X to execute its growth strategy, manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; the ability of Mach X to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination and as a result of becoming a public company; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive.

You should also carefully consider the risks and uncertainties described in the “Risk Factors” section of the final prospectus for Mach X’s initial public offering, in the Registration Statement when available and in the other documents filed or to be filed by Mach X with the SEC. There may be additional risks that Mach X and Ursa Major presently do not know or that Mach X and Ursa Major currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Mach X’s and Ursa Major’s expectations, plans or forecasts of future events and views as of the date of this communication. Mach X and Ursa Major anticipate that subsequent events and developments will cause their assessments to change. However, while Mach X and Ursa Major may elect to update these forward-looking statements in the future, Mach X and Ursa Major specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Mach X’s or Ursa Major’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

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